

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2014

Via E-mail
Donald Kramer, M.D.
Chief Executive Officer
Northstar Healthcare, Inc.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027

> **Re:** **Northstar Healthcare, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 9, 2014**
> **File No. 000-55274**

Dear Dr. Kramer:

We have reviewed amendment no. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Competitive Conditions, page 7

1. Please identify the several large publicly traded companies and private companies that develop and acquire ASCs with whom you compete.

Enforcement of Civil Liabilities, page 9

2. Please expand your disclosure to discuss why it may be difficult for an investor to enforce in U.S. courts judgments obtained against you or your officers and directors in courts located outside of the United States.

Item 1A Risk Factors
We are impacted by general economic conditions, page 10

3. Please expand your risk factor to provide examples of the general economic risks incident to the U.S. healthcare market and the U.S. and Canadian capital markets which impact your business.

We are subject to fluctuations in revenues and payor mix, page 11

4. Please identify to whom you are referring when you use the acronym CMS in this risk factor. Also, please briefly describe the substantial changes to reimbursement and coverage that CMS introduced in 2007.

Out-of-network existence and contract negotiations, page 11

5. Please expand your disclosure to define the terms "out-of-network" and "in-network" and describe the difference between the two terms when you first use them in this risk factor.

We depend on our physicians and other key personnel, page 12

6. Please identify the key employees with whom you have entered into employment agreements.

Regulation, page 12

7. Please revise the heading for this risk factor so that it briefly describes the risk discussed in the body of the risk factor.

8. We note your disclosure that Arizona has similar anti-kickback legislation to the Texas Patient Solicitation Act. Please expand your disclosure to identify and briefly describe the Arizona anti-kickback statute.

9. Please expand your disclosure to briefly describe the Patient Protection and Affordable Care Act.

Malpractice insurance premiums or claims may adversely affect our business, page 18

10. Please quantify the cost of your medical malpractice coverage and disclose what percentage that is of your total external cost.

The non-solicitation, non-competition, transfer and other covenants of the…, page 20

11. We note that the last sentence of this risk factor cross references to the risk factor itself. Please revise this sentence to cross reference to the proper risk factor or delete this cross reference if you did not mean to include it.

12. Please expand this risk factor to describe why the non-solicitation, non-competition, transfer and other covenants of the Physician Limited Partners and others may not be enforceable and what effect this will have on your business. In this regard, we note that your risk factor only describes the items which prevent Physician Limited Partners not to compete without describing why such items may be unenforceable and what effect that will have on your business.

Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

13. Regarding the increase in "general and administrative" within "operating expenses" from fiscal year 2012 to fiscal year 2013 and from the six months ended June 30, 2013 to the six months ended June 30, 2014:

- Revise to quantify the dollar amount for each reason you give for the increase.
- Revise to explain what "physician contracting" is given that physicians earn, bill and collect their fees separately from the company, and why you classify it as general and administrative.
- Revise to explain what "revenue cycle expenses" are.
- Revise to explain the reason for the trend showing an increase as a percentage of net patient service revenue.

Liquidity, Capital Resources and Financial Condition, page 35

14. Please disclose for how long your current cash and cash equivalents will allow you to continue your current operations.

Critical Accounting Estimates, page 36

15. Disclose the change in estimate recorded for contractual allowance adjustments and allowances for doubtful accounts in each period presented.

Item 3. Properties, page 36

16. Please file your material lease agreements as exhibits.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 37

17. Please revise your beneficial ownership disclosure so that it is as of the most recent practicable date rather than July 31, 2014. Please see Item 403 of Regulation S-K for guidance.

Item 5. Directors and Executive Officers, page 38

18. It appears that Mr. Samuelson is no longer a director, having resigned on July 14, 2014. However, he is still mentioned at the bottom of page 38 in your discussion of current directors. Please revise your disclosure as necessary to correct this discrepancy.

19. Please revise your disclosure to briefly describe the business experience during the past five years for each of your directors and executive officers. In this regard, we note that your current disclosure provides a general summary of each director's and executive officer's business experience. Please see Item 401(e) of Regulation S-K for guidance.

Item 6. Executive Compensation, page 41

20. We note that you have entered into employment agreements with your Chief Executive Officer, Donald L. Kramer, and your Chief Financial Officer, Harry Fleming. Please expand your disclosure in this section to provide the material terms of each employment agreement. Please see Item 402(q)(2) of Regulation S-K for guidance.

Item 8. Legal Proceedings, page 43

21. Please revise your disclosure regarding the suit filed by Adam Lefton, your former Chief Marketing Officer, to describe the relief being sought by Mr. Lefton.

Independent Auditors' Report, page 48

22. Have the auditors confirm that their audit was performed in accordance with PCAOB standards and have them revise their report to refer to PCAOB standards.

Consolidated Statements of Operations, page 50

23. "Income from operations" line above "corporate costs" appears to imply that corporate costs are not part of the operating expenses. Please revise your presentation herein and elsewhere in the filing such as MD&A to move "income from operations" to below all operating costs including "corporate costs." Further, revise your disclosure to explain what corporate costs are and why you present them separately, or, alternatively, combine them with operating expenses.

24. It appears that income tax is only attributable to your shareholders and excludes the amount allocable to noncontrolling interest based on amounts reflected in your reconciliation of reported income tax expense to expected income tax expense in Note 19. Income taxes. Please revise your fiscal year and interim consolidated statements of operations to present consolidated income tax. Conform Note 19 and other notes as well as disclosures elsewhere in your filing as necessary to reflect this change.

Notes to the Consolidated Financial Statements
2. Acquisitions, page 59

25. Please provide in your filing the financial statements and pro forma financial information required under Rules 8-04 and 8-05 of Regulation S-X regarding your December 2013 and January 2014 acquisitions, or provide us your computations that support why the financial statements and pro forma information is not required.

5. Trade Accounts Receivable, page 61

26. Please disclose the amount of receivables that were transferred to a third party during 2013. In addition, please also disclose whether, and if so, quantify, the account receivable transfer arrangement specifies a portion of the amounts transferred as a fee on advancement.

7. Intangible Assets, page 62

27. Please provide an analysis that supports your assessment that Medicare licenses have indefinite life.

11. Noncontrolling Interest, page 63

28. Please address the following by revising your disclosure:

- Describe how you account for the changes in the ownership;
- Whether you consolidated/deconsolidated with the changes in the ownership; and
- In the cases in which you own 50% or less in the entities you consolidate, describe how you determined that you have controls in these entities.

25. Subsequent Events, page 72

29. Please disclose the terms of the settlement with Mr. Steve Linehan. If you were obligated to transfer assets under the terms of the settlement, please tell us the amount, when you recognized such expense and why such timing was appropriate.

Item 15. Financial Statements and Exhibits, page 97

30. We note that you have not yet filed exhibits 10.1, 10.3, 10.9 and 10.10. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

31. For the material contracts exhibits which have been filed, we note that none of the exhibit numbers assigned to such items in the exhibit index matches the exhibit numbers under which the contracts were filed. For example, the exhibit index lists Exhibit 10.1 as the Sale and Repurchase Agreement between Northstar Healthcare Inc. and Northstar Healthcare Holding Inc. dated May 17, 2007, but you filed the Employment Agreement with Donald L. Kramer as Exhibit 10.1. Please revise your exhibit index so that the exhibit numbers and exhibit names match the ones filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Donald Kramer, M.D.
Northstar Healthcare, Inc.
November 5, 2014
Page 7

You may contact Keira Nakada at (202) 551-3659 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
William Mcdonald, Esq.
Macdonald Tuskey